# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allot Ltd., CIK 0001365767
CUSIP: M0854Q105
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 45240
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 10,011,295; shared voting power 0; sole dispositive power 10,011,295; shared dispositive power 0; aggregate amount beneficially owned 10,011,295 (20.5% of the class)
- Lynrock Lake Partners LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,011,295; shared voting power 0; sole dispositive power 10,011,295; shared dispositive power 0; aggregate amount beneficially owned 10,011,295 (20.5% of the class)
- Cynthia Paul: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,045,981; shared voting power 0; sole dispositive power 10,045,981; shared dispositive power 0; aggregate amount beneficially owned 10,045,981 (20.5% of the class)

## Item 1. Issuer
Name of issuer: Allot Ltd.
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, L3, 45240.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons").

The Reporting Persons initially filed a Schedule 13G with respect to the Ordinary Shares, par value ILS 0.10 per share, of the Issuer on February 14, 2019. Subsequently, on March 28, 2022, the Reporting Persons' investment intent changed with respect to the securities of the Issuer, and the Reporting Persons filed a Schedule 13D on March 30, 2022 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the date hereof, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(b) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of the date hereof:

Lynrock Lake LP 10,011,295
Lynrock Lake Partners LLC 10,011,295
Cynthia Paul 10,045,981
Percent of class:
Percent of class as of the date hereof:

Lynrock Lake LP 20.5%
Lynrock Lake Partners LLC 20.5%
Cynthia Paul 20.5%

Based on 48,923,099 ordinary shares outstanding as of March 6, 2026, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 26, 2026.

The ordinary shares of the Issuer are held as follows: 10,011,295 directly by Lynrock Lake Master Fund LP ("Lynrock Lake Master") and 34,686 shares held by Cynthia Paul. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over the securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over the securities of the Issuer held by Lynrock Lake Master.
Sole power to vote or to direct the vote:
Sole power to vote or to direct the vote as of the date hereof.

Lynrock Lake LP 10,011,295
Lynrock Lake Partners LLC 10,011,295
Cynthia Paul 10,045,981
Shared power to vote or to direct the vote: As of the date hereof, the Reporting Persons had shared power to vote or to direct the vote of 0 ordinary shares of the Issuer.
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition as of the date hereof.

Lynrock Lake LP 10,011,295
Lynrock Lake Partners LLC 10,011,295
Cynthia Paul 10,045,981
Shared power to dispose or to direct the disposition: As of the date hereof, the Reporting Persons had shared power to dispose or to direct the disposition of 0 ordinary shares of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As disclosed in Item 4 of this Schedule 13G, as of the date hereof, Lynrock Lake Master directly held 10,011,295 ordinary shares of the Issuer. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (06/15/2026)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (06/15/2026)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (06/15/2026)